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                            February 16, 2023

       Stephen M. Kadenacy
       Executive Chairman
       SilverBox Corp III
       1250 S. Capital of Texas Highway
       Building 2, Suite 285
       Austin, TX 78746

                                                        Re: SilverBox Corp III
                                                            Registration
Statement on Form S-1
                                                            Filed February 10,
2023
                                                            File No. 333-269713

       Dear Stephen M. Kadenacy:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that your sponsor may extend up to 21 months the deadline to complete an initial
business combination by purchasing additional warrants at any time after the closing of
the offering and prior to the consummation of your initial business combination. Please
disclose on the cover page, consistent with your risk factor beginning on page 63, that this
structure is unlike the structure of similar blank check companies, which you indicate
generally are only permitted to extend the time period in connection with amendments to the
certificate of incorporation, and that stockholders will not be entitled to vote on or
redeem their shares in connection with such extension.
 Stephen M. Kadenacy
FirstName LastNameStephen M. Kadenacy
SilverBox Corp III
Comapany16,
February  NameSilverBox
            2023        Corp III
February
Page 2 16, 2023 Page 2
FirstName LastName
General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Jonathan Ko